Exhibit 99.1

   FINANCIAL FEDERAL CORPORATION REPORTS SECOND QUARTER RESULTS

     *  Net Income - $9.2 million (a 19% increase)
     *  Record Diluted EPS - $0.53 (a 26% increase)
     *  Record Receivables Originations - $274 million
        (a 53% increase)
     *  Record Finance Receivables Outstanding - $1.53 billion
     *  Loss Ratio - 0.08% (annualized)
     *  Efficiency Ratio - 25%


NEW YORK, NY: March 7, 2005 - Financial Federal Corporation (NYSE: FIF) today announced its results for the second quarter ended January 31, 2005. Net income for the second quarter of fiscal 2005 was $9.2 million, a 19% increase from the $7.8 million earned in the prior year. Diluted earnings per share increased by 26% to $0.53 from $0.42. Diluted earnings per share increased by a higher percentage than net income due to our repurchase of 1.5 million shares of common stock in April 2004. Finance receivables originated during the quarter were a record $274 million ($43 million higher than the previous record amount set in the fourth quarter of fiscal 2004) compared to $180 million in the prior year. Finance receivables outstanding grew at an annualized rate of 10% to $1.53 billion at January 31, 2005 compared to $1.46 billion at July 31, 2004.

For the first six months of fiscal 2005 and 2004, net income was $17.8 million and $14.9 million, respectively, a 19% increase. Diluted earnings per share increased by 27% to $1.03 from $0.81. Finance receivables originated increased by 41% to $493 million from $349 million.

Paul R. Sinsheimer, CEO, commented: "Positive trends in growth, asset quality and profitability continued in the second quarter. Receivable originations were the highest in the company's history, possibly fostered by our customers' seeking to benefit from an expiring tax incentive. We are encouraged by the strong level of demand for equipment financing and our positive results, but we remain concerned about the near-term effects of rising interest rates and the impact of continued high energy prices."

Steven F. Groth, CFO, remarked: "Our recent credit rating upgrade, driven by our solid operating performance, is enabling us to improve credit spreads, extend debt maturities and maintain substantial liquidity. We produced an 11.5% return on equity for the quarter with our debt-to-equity ratio remaining in the range of 3.5x to 3.6x. Additionally, our Board of Directors has declared our second quarterly dividend of $0.10 per share."


Asset Quality Measures

Asset quality measures were even better in the second quarter of fiscal 2005 than the prior quarters' already outstanding levels:

  * Net charge-offs were $0.3 million or 0.08% (annualized) of average finance receivables compared to $0.8 million and 0.21%.
  * Non-performing assets were 1.81% of total finance receivables at January 31, 2005 compared to 1.91% at October 31, 2004 and 3.10% at January 31, 2004.
  * Delinquent receivables (60 days or more past due) were 0.83% of total receivables at January 31, 2005 compared to 0.96% at October 31, 2004 and 1.50% at January 31, 2004.

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For the first six months of fiscal 2005 and 2004, net charge-offs were $1.1 million or 0.14% (annualized) of average finance receivables and $6.2 million and 0.88% (annualized), respectively. Net charge-offs were $2.5 million and 0.70% in the second quarter of fiscal 2004. Our asset quality measures could increase in subsequent quarters and remain at favorably low levels.

Other Financial Highlights

  * Net interest margin declined to 5.4% in the second quarter from 5.9% in the prior year. The decline reflects increased interest expense caused by higher short-term market interest rates.
  * The provision for credit losses declined to $0.3 million in the second quarter from $2.4 million in the prior year. The decline reflects significantly lower net charge-offs.
  * Salaries and other expenses declined to $5.2 million in the second quarter from $5.8 million in the prior year. The decline reflects less costs incurred relating to non-performing assets which were significantly lower. The efficiency ratio improved to 25% from 28% and the expense ratio improved to 1.4% from 1.6%.
  * Return on equity for the second quarter improved to 11.5% from 9.4% in the prior year, and for the first six months improved to 11.2% from 9.1%.
  * Return on assets for the second quarter improved to 2.4% from 2.2% in the prior year, and for the first six months improved to 2.4% from 2.1%.


Conference Call

The Company will host a conference call tomorrow at 4:00 p.m. (ET) to discuss its second quarter results. The call will be broadcast on the Company's website www.financialfederal.com (click on Investor Relations).


About Financial Federal

Financial Federal Corporation is an independent financial services company specializing in financing industrial and commercial equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide.
For additional information, please visit the Company's website at www.financialfederal.com.


This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Readers are referred to the most recent reports on Forms 10-K and 10-Q filed by the Company with the Securities and Exchange Commission that identify such risks and uncertainties.


                               ###


CONTACT:  Steven F. Groth, Chief Financial Officer
          (212) 599-8000


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              CONSOLIDATED UNAUDITED INCOME STATEMENTS
              (In thousands, except per share amounts)

=====================================================================
                              Three Months Ended     Six Months Ended
                                     January 31,          January 31,
---------------------------------------------------------------------
                                  2005      2004       2005      2004
=====================================================================
Finance income                 $31,064   $29,579    $60,956   $59,811
Interest expense                10,458     8,587     19,754    17,240
---------------------------------------------------------------------
  Net finance income before
  provision for credit losses
  on finance receivables        20,606    20,992     41,202    42,571
Provision for credit losses        300     2,350      1,250     5,900
---------------------------------------------------------------------
  Net finance income            20,306    18,642     39,952    36,671
Salaries and other expenses      5,201     5,840     10,882    12,128
---------------------------------------------------------------------
Income before income taxes      15,105    12,802     29,070    24,543
Provision for income taxes       5,867     5,011     11,272     9,600
---------------------------------------------------------------------
    NET INCOME                 $ 9,238   $ 7,791    $17,798   $14,943
=====================================================================

Earnings per common share:
    Diluted                      $0.53     $0.42      $1.03     $0.81
    Basic                         0.54      0.43       1.05      0.82
=====================================================================

Number of shares used:
    Diluted                    17,416    18,590      17,344    18,549
    Basic                      16,978    18,240      16,936    18,179
=====================================================================


          CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
                          (In thousands)

=====================================================================
                               January 31,      July 31,  January 31,
                                      2005          2004         2004
=====================================================================
ASSETS
Finance receivables             $1,534,130    $1,460,909   $1,407,834
Allowance for credit losses        (24,250)      (24,081)     (23,471)
---------------------------------------------------------------------
  Finance receivables-net        1,509,880     1,436,828    1,384,363
Cash                                 7,576         6,981        6,343
Other assets                        11,474        20,109       14,591
---------------------------------------------------------------------
   TOTAL ASSETS                 $1,528,930    $1,463,918   $1,405,297
=====================================================================

LIABILITIES
Debt                            $1,142,100    $1,093,700   $1,009,785
Accrued interest, taxes and
 other liabilities                  62,285        66,328       59,793
---------------------------------------------------------------------
  Total liabilities              1,204,385     1,160,028    1,069,578

STOCKHOLDERS' EQUITY               324,545       303,890      335,719
---------------------------------------------------------------------
  TOTAL LIABILITIES AND EQUITY  $1,528,930    $1,463,918   $1,405,297
=====================================================================


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